UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-27666

CUSIP NUMBER  664826104

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NORTHERN CALIFORNIA BANCORP, INC.
Full Name of Registrant

Former Name if Applicable

601 MUNRAS AVE
Address of Principal Executive Office (Street and Number)

MONTEREY, CALIFORNIA 93940
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management will need additional time to file the Company's Form 10-Q for the quarter ended June 30, 2010 because the Company has experienced delays in the compilation and analysis of the financial information as of and for the quarter ended June 30, 2010.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Bruce N. Warner	831	649-4600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PART IV — OTHER INFORMATION (Supplemental information)

The Registrant, Northern California Bancorp, Inc., anticipates that its results of operations for the three months and six months ended June 30, 2010 will reflect a reduction in net income of $1,325,000 and $1,902,000, respectively, when compared to the prior year.  The reductions are primarily as a result of funding an $880,000 litigation settlement reserve during the second quarter of 2010, reductions in gain on sales of investment securities of $694,000 and $717,000 for the three months and six months and other income of $425,000 and $451,000 for the three months and six months.  The reduction in net other income can be primarily attributed to reductions in merchant discount fees of $581,000 and $764,000 for the three months and six months, partially offset by increases in credit card/stored value card program fees  of $185,000 and $330,000.  Additionally, reductions in provision for possible loan losses of $396,000 and $646,000 for the three and six months partially offset the reductions in income.  The following table shows for three months and six months ended June 30, 2010 and 2009, a summary of the Registrant’s operating results:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands except share data)	2010	2009	2010	2009
Summary of Operating Results:
Total interest income	$3,282	$4,022	$6,634	$8,458
Total interest expense	1,490	2,523	2,983	4,896
Net interest income	1,792	1,499	3,651	3,562

Provision for loan losses	0	396	0	646
Net interest income after provision for loan losses	1,792	1,103	3,651	2,916

Total non-interest income	1,551	2,710	3,052	4,303
Total non-interest expenses	3,929	3,118	7,461	5,967

Income before provision (benefit)	(586)	695	(758)	1,252
Income tax provision (benefit)	175	131	65	173

Net income	$(761)	$564	$(823)	$1,079

Per Common Share Data:

Net income - Basic (1)	$(0.43)	$0.31	$(0.46)	$0.60
Net income - Diluted (2)	(0.42)	0.31	(0.46)	0.60
Book value, end of period	8.82	9.25	8.82	9.33
Avg shares outstanding	1,785,891	1,814,642	1,784,818	1,799,338

(1)   Basic earnings per share amounts were computed on the basis of the weighted average number of shares of common stock outstanding during the year.  The weighted average number of common shares used for this computation was 1,785,891 and 1,814,642 for the three months ended June 30, 2010 and 2009, respectively.  The weighted average number of common shares used for this computation was 1,784,818 and 1,799,338 for the six months ended June 30, 2010 and 2009, respectively

(2)   Diluted earnings per share amounts were computed on the basis of the weighted average number of shares of common stock and common stock equivalents outstanding during the year.  Common stock equivalents include director/employee stock options. The weighted average number of shares used for this computation was 1,786,692 and 1,800,594 for the three months and the six months ended June 30, 2010 and 2009, respectively.

Northern California Bancorp, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 16, 2010	By	/s/ Bruce N. Warner

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).